51 Madison Avenue

New York, New York 10010

April 30, 2024

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your additional comments made telephonically on April 16, 2024 and April 19, 2024, regarding the Registrant’s filing on December 18, 2023, of Post-Effective Amendment No. 113 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 119 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ MacKay Securitized Income ETF (the “Fund”), a series of the Registrant. References herein to the “Prior Correspondence Letter” refer to the correspondence filed by the Registrant with the Staff of the Securities and Exchange Commission (the “Staff”) on April 5, 2024. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: The Staff reiterates Comment 2 to the Registrant’s Prior Correspondence Letter. Please supplementally provide the Staff with information that takes into account relevant market, trading, and investment-specific considerations about the non-agency collateralized mortgage obligations (“CMOs”) and collateralized loan obligations (“CLOs”) in which the Fund will principally invest. Responses should include information concerning relevant factors referenced in Rule 22e-4 (see Adopting Release, Investment Company Liquidity Risk Management Programs, Release No. IC-32315 (2016) at pp. 154-155).

Response: Expanding upon the previously submitted response to Comment 2 in the Prior Correspondence Letter, the non-agency CMO and CLO markets that the Fund intends to invest in are large, typically active and traded daily. The non-agency CMO’s the Fund will invest in will typically be rated between AAA and BBB-, while allowing for some opportunistic investment in such securities rated BB+ or lower. With respect to CLO’s, the Subadvisor expects to focus on the AAA to BBB- quality range, with limited BB+ or lower rated exposure. At present, the non-agency CMO market is approximately $USD 600 billion and the CLO market is approximately $USD 1 trillion. The expected position size in the Fund (as a percentage of NAV) for individual non-agency CMO and CLO positions is anticipated to range from 20 basis points to 50 basis points.

Comment 2: With respect to Comment 22(2) to the Registrant’s Prior Correspondence letter, please supplementally confirm to the Staff that the Fund’s Subadvisor, the adviser to the Predecessor Account, will be primarily responsible for managing the Fund.

Response: The Registrant confirms that MacKay Shields LLC, the Fund’s Subadvisor, will be primarily responsible for managing the Fund.

Comment 3: With respect to Comment 22(2) to the Registrant’s Prior Correspondence letter, please revise the disclosure to clarify that the Subadvisor served as the adviser to the Predecessor Account for the entire period for which performance is shown.

Response: In accordance with the Staff’s comment, the following disclosure will be added to the section entitled “Performance Information”:

MacKay Shields LLC, the Fund’s Subadvisor, managed the Predecessor Account for the entire performance period shown. The Predecessor Account commenced operations on October 1, 2019.

Comment 4: With respect to Comment 22(2) to the Registrant’s Prior Correspondence letter, please disclose in the introduction to the performance disclosure that all or substantially all of the Predecessor Account’s assets were transferred to the Fund.

Response: In accordance with the Staff’s comment, the following disclosure will be added as the third sentence of the section entitled “Performance Information”:

Pursuant to the conversion, the Predecessor Account transferred substantially all of its assets to the Fund.

Comment 5: With respect to Comment 22(9) to the Registrant’s Prior Correspondence letter, please supplementally confirm, again, that the performance shown is adjusted for the Fund’s gross expenses, prior to the application of any fee waivers. The Staff believes that the presentation of performance should be adjusted for gross, rather than net, expenses prior to the application of any fee waivers.

Response: The Registrant confirms that the performance shown is adjusted for the Fund’s gross expenses, prior to the application of any fee waivers.

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin

Matthew V. Curtin

Secretary

cc:	Jack Benintende, Chief Operating Officer
Adefolahan Oyefeso, Principal Financial Officer
Barry Pershkow, Esq., Chapman and Cutler LLP
Richard Coyle, Esq., Chapman and Cutler LLP

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